--------------------------------------------------------------------------------









TOYOTA MOTOR
CORPORATION                         |
Consolidated Financial Statements   |
For the six-month periods           |
ended September 30, 2006 and 2007   |
                                    |
                                    |
                                    |
                                    |
                                    |
                                    |
                                    |

------------------------------------------------------------------------------------------------------------
TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2007 and September 30, 2007
------------------------------------------------------------------------------------------------------------

                                                   ASSETS
                                                   ------


                                                                                               U.S. dollars
                                                                                                in millions
                                                                      Yen in millions            (Note 4)
                                                             ------------------------------    -------------
                                                                March 31,     September 30,    September 30,
                                                                  2007            2007            2007
                                                             ---------------  -------------    -------------
Current assets
   Cash and cash equivalents                                 (Y)   1,900,379  (Y) 2,011,629    $      17,427
   Time deposits                                                      26,709        131,732            1,141
   Marketable securities (Note 5)                                    435,463        546,155            4,731
   Trade accounts and notes receivable, less allowance for
    doubtful accounts of (Y)24,782 million at March 31, 2007
    and (Y)19,266 million ($167 million) at September 30, 2007     2,023,818      1,890,482           16,378
   Finance receivables, net                                        4,036,363      4,242,137           36,751
   Other receivables                                                 486,170        494,949            4,288
   Inventories                                                     1,803,956      1,917,129           16,609
   Deferred income taxes                                             551,503        584,416            5,063
   Prepaid expenses and other current assets                         519,762        605,721            5,247
                                                             ---------------  -------------    -------------
             Total current assets                                 11,784,123     12,424,350          107,635
                                                             ---------------  -------------    -------------

Noncurrent finance receivables, net                                5,694,733      6,172,484           53,474
                                                             ---------------  -------------    -------------
Investments and other assets
   Marketable securities and other securities investments
     (Note 5)                                                      3,829,852      3,758,916           32,565
   Affiliated companies                                            2,058,177      2,156,126           18,679
   Employees receivables                                              96,742         85,091              737
   Other                                                           1,050,633      1,069,575            9,266
                                                             ---------------  -------------    -------------
             Total investments and other assets                    7,035,404      7,069,708           61,247
                                                             ---------------  -------------    -------------
Property, plant and equipment
   Land                                                            1,233,137      1,247,902           10,811
   Buildings                                                       3,444,764      3,543,960           30,702
   Machinery and equipment                                         9,184,751      9,455,427           81,915
   Vehicles and equipment on operating leases (Note 6)             3,309,337      3,422,616           29,651
   Construction in progress                                          349,465        318,425            2,759
                                                             ---------------  -------------    -------------
                                                                  17,521,454     17,988,330          155,838
   Less - Accumulated depreciation                                (9,460,935)    (9,764,191)         (84,590)
                                                             ---------------  -------------    -------------
             Property, plant and equipment, net                    8,060,519      8,224,139           71,248
                                                             ---------------  -------------    -------------
             Total assets                                    (Y)  32,574,779  (Y)33,890,681    $     293,604
                                                             ===============  =============    =============



              The accompanying notes are an integral part of these consolidated financial statements.


------------------------------------------------------------------------------------------------------------
TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2007 and September 30, 2007
------------------------------------------------------------------------------------------------------------

                                    LIABILITIES AND SHAREHOLDERS' EQUITY
                                    ------------------------------------

                                                                                               U.S. dollars
                                                                                                in millions
                                                                      Yen in millions            (Note 4)
                                                             ------------------------------    -------------
                                                                March 31,     September 30,    September 30,
                                                                  2007            2007            2007
                                                             ---------------  -------------    -------------

Current liabilities
   Short-term borrowings                                     (Y)   3,497,391  (Y) 3,838,759    $      33,256
   Current portion of long-term debt                               2,368,116      2,868,192           24,848
   Accounts payable                                                2,211,586      2,106,866           18,252
   Other payables                                                    807,481        721,095            6,247
   Accrued expenses                                                1,668,337      1,681,739           14,570
   Income taxes payable                                              421,196        314,095            2,721
   Other current liabilities                                         793,063        862,292            7,470
                                                             ---------------  -------------    -------------
             Total current liabilities                            11,767,170     12,393,038          107,364
                                                             ---------------  -------------    -------------
Long-term liabilities
   Long-term debt                                                  6,263,585      6,309,855           54,664
   Accrued pension and severance costs                               640,586        624,038            5,406
   Deferred income taxes                                           1,312,400      1,339,185           11,602
   Other long-term liabilities                                       126,702        192,199            1,665
                                                             ---------------  -------------    -------------
             Total long-term liabilities                           8,343,273      8,465,277           73,337
                                                             ---------------  -------------    -------------

Minority interest in consolidated subsidiaries                       628,244        651,105            5,641
                                                             ---------------  -------------    -------------
Shareholders' equity
    Common stock, no par value,
     authorized: 10,000,000,000 shares at March 31, 2007
     and September 30, 2007; issued: 3,609,997,492 shares
     at March 31, 2007 and September 30, 2007                        397,050        397,050            3,440
    Additional paid-in capital                                       497,593        499,194            4,324
    Retained earnings                                             11,764,713     12,483,267          108,146
    Accumulated other comprehensive income                           701,390        624,677            5,412
   Treasury stock, at cost
     412,060,800 shares at March 31, 2007 and
     425,318,780 shares at September 30, 2007                     (1,524,654)    (1,622,927)         (14,060)
                                                             ---------------  -------------    -------------
              Total shareholders' equity                          11,836,092     12,381,261          107,262
                                                             ---------------  -------------    -------------
Commitments and contingencies (Note 9)

              Total liabilities and shareholders' equity     (Y)  32,574,779  (Y)33,890,681    $     293,604
                                                             ===============  =============    =============


              The accompanying notes are an integral part of these consolidated financial statements.

----------------------------------------------------------------------------------------------------
TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the six-month periods ended September 30, 2006 and 2007
----------------------------------------------------------------------------------------------------

                                                                                     U.S. dollars
                                                                                      in millions
                                                       Yen in millions                  (Note 4)
                                                 -------------------------------   -----------------
                                                                                   For the six-month
                                                 For the six-month periods ended      period ended
                                                         September 30,                September 30,
                                                 -------------------------------   -----------------
                                                      2006             2007               2007
                                                 --------------   --------------   -----------------
Net revenues
   Sales of products                             (Y) 10,883,178   (Y) 12,241,659   $         106,053
   Financing operations                                 588,711          770,550               6,675
                                                 --------------   --------------   -----------------
                                                     11,471,889       13,012,209             112,728
                                                 --------------   --------------   -----------------

Costs and expenses
   Cost of products sold                              8,823,752       10,006,694              86,690
   Cost of financing operations (Note 7)                396,595          555,184               4,810
   Selling, general and administrative                1,158,117        1,178,167              10,207
                                                 --------------   --------------   -----------------
                                                     10,378,464       11,740,045             101,707
                                                 --------------   --------------   -----------------

                Operating income                      1,093,425        1,272,164              11,021
                                                 --------------   --------------   -----------------
Other income (expense)
   Interest and dividend income                          59,626           79,681                 690
   Interest expense                                     (20,963)         (24,384)               (211)
   Foreign exchange gain, net (Note 7)                   16,978            3,064                  27
   Other income, net                                     17,068           31,753                 275
                                                 --------------   --------------   -----------------
                                                         72,709           90,114                 781
                                                 --------------   --------------   -----------------

Income before income taxes, minority interest
   and equity in earnings of affiliated companies     1,166,134        1,362,278              11,802
                                                 --------------   --------------   -----------------
Provision for income taxes                              456,422          523,933               4,539
                                                 --------------   --------------   -----------------

Income before minority interest and equity in
   earnings of affiliated companies                     709,712          838,345               7,263
 Minority interest in consolidated subsidiaries         (21,987)         (41,039)               (356)
 Equity in earnings of affiliated companies              89,491          145,104               1,257
                                                 --------------   --------------   -----------------

                Net income                       (Y)    777,216   (Y)    942,410   $           8,164
                                                 ==============   ==============   =================


                                                                                      U.S. dollars
                                                               Yen                      (Note 4)
                                                 -------------------------------   -----------------
Net income per share (Note 11)
   -Basic                                        (Y)     241.36   (Y)     295.50   $            2.56
                                                 ==============   ==============   =================
   -Diluted                                      (Y)     241.25   (Y)     295.34   $            2.56
                                                 ==============   ==============   =================
Interim cash dividends per share                 (Y)      50.00   (Y)      65.00   $            0.56
                                                 ==============   ==============   =================


              The accompanying notes are an integral part of these consolidated financial statements.

------------------------------------------------------------------------------------------------------------------------------------
TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2006 and 2007
------------------------------------------------------------------------------------------------------------------------------------

                                                                                 Yen in millions
                                            ---------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                         Additional                       other          Treasury         Total
                                              Common       paid-in       Retained     comprehensive        stock,      shareholders'
                                               stock       capital       earnings         income          at cost         equity
                                            -----------  -----------  --------------  -------------   --------------  -------------
Balances at March 31, 2006                  (Y) 397,050  (Y) 495,250  (Y) 10,459,788  (Y)   437,316   (Y)(1,228,955)  (Y)10,560,449
                                            -----------  -----------  --------------  -------------   --------------  -------------
   Issuance during the period                                  1,558                                                          1,558
   Comprehensive income:
   Net income                                                                777,216                                        777,216
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                           43,451                          43,451
     Unrealized losses on securities,
       net of reclassification adjustments                                                  (49,080)                        (49,080)
     Minimum pension liability adjustments                                                      286                             286
                                                                                                                      -------------
   Total comprehensive income                                                                                               771,873
                                                                                                                      -------------
   Dividends paid                                                           (178,296)                                      (178,296)
   Purchase and reissuance of common stock                                                                  (161,049)      (161,049)
                                            -----------  -----------  --------------  -------------   --------------  -------------
Balances at September 30, 2006              (Y) 397,050  (Y) 496,808  (Y) 11,058,708  (Y)   431,973   (Y) (1,390,004) (Y)10,994,535
                                            ===========  ===========  ==============  =============   ==============  =============

Balances at March 31, 2007                  (Y) 397,050  (Y) 497,593  (Y) 11,764,713  (Y)   701,390   (Y) (1,524,654) (Y)11,836,092
                                            -----------  -----------  --------------  -------------   --------------  -------------
   Issuance during the period                                  1,601                                                          1,601
   Comprehensive income:
   Net income                                                                942,410                                        942,410
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                           24,563                          24,563
     Unrealized losses on securities,
       net of reclassification adjustments                                                  (97,664)                        (97,664)
     Pension liability adjustments                                                           (3,612)                         (3,612)
                                                                                                                      -------------
   Total comprehensive income                                                                                               865,697
                                                                                                                      -------------
   Dividends paid                                                           (223,856)                                      (223,856)
   Purchase and reissuance of common stock                                                                   (98,273)       (98,273)
                                            -----------  -----------  --------------  -------------   --------------  -------------
Balances at September 30, 2007              (Y) 397,050  (Y) 499,194  (Y) 12,483,267  (Y)   624,677   (Y) (1,622,927) (Y)12,381,261
                                            ===========  ===========  ==============  =============   ==============  =============


                                                                        U.S. dollars in millions (Note 4)
                                            ---------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                         Additional                       other          Treasury         Total
                                              Common       paid-in       Retained     comprehensive        stock,      shareholders'
                                               stock       capital       earnings         income          at cost         equity
                                            -----------  -----------  --------------  -------------   --------------  -------------
Balances at March 31, 2007                  $     3,440  $     4,311  $      101,921  $       6,076   $      (13,209) $     102,539
                                            -----------  -----------  --------------  -------------   --------------  -------------
   Issuance during the period                                     13                                                             13
   Comprehensive income:
   Net income                                                                  8,164                                          8,164
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                              213                             213
     Unrealized losses on securities,
       net of reclassification adjustments                                                     (846)                           (846)
     Pension liability adjustments                                                              (31)                            (31)
                                                                                                                      -------------
   Total comprehensive income                                                                                                 7,500
                                                                                                                      -------------
   Dividends paid                                                             (1,939)                                        (1,939)
   Purchase and reissuance of common stock                                                                      (851)          (851)
                                            -----------  -----------  --------------  -------------   --------------  -------------
Balances at September 30, 2007              $     3,440  $     4,324  $      108,146  $       5,412   $      (14,060) $     107,262
                                            ===========  ===========  ==============  =============   ==============  =============


              The accompanying notes are an integral part of these consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------
TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statements of Cash-flows
For the six-month periods ended September 30, 2006 and 2007
-----------------------------------------------------------------------------------------------------------------------

                                                                                                        U.S. dollars
                                                                                                        in millions
                                                                               Yen in millions            (Note 4)
                                                                      -----------------------------   -----------------
                                                                             For the six-month        For the six-month
                                                                               periods ended            period ended
                                                                               September 30,            September 30,
                                                                      -----------------------------   -----------------
                                                                            2006          2007              2007
                                                                      --------------  -------------   -----------------
Cash flows from operating activities
   Net income                                                         (Y)    777,216  (Y)   942,410   $           8,164
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                           655,959        754,314               6,535
      Provision for doubtful accounts and credit losses                        1,773         41,690                 361
      Pension and severance costs, less payments                             (10,540)       (16,826)               (146)
      Losses on disposal of fixed assets                                      19,007         23,864                 207
      Unrealized losses on available-for-sale securities, net                  1,502          5,696                  49
      Deferred income taxes                                                   47,701         69,262                 600
      Minority interest in consolidated subsidiaries                          21,987         41,039                 356
      Equity in earnings of affiliated companies                             (89,491)      (145,104)             (1,257)
      Changes in operating assets and liabilities, and other                 145,879        (39,895)               (345)
                                                                      --------------  -------------   -----------------
             Net cash provided by operating activities                     1,570,993      1,676,450              14,524
                                                                      --------------  -------------   -----------------

Cash flows from investing activities
   Additions to finance receivables                                       (3,314,835)    (5,096,374)            (44,151)
   Collection of and proceeds from sales of finance receivables            2,782,273      4,384,140              37,981
   Additions to fixed assets excluding equipment leased to others           (708,363)      (687,568)             (5,956)
   Additions to equipment leased to others                                  (764,888)      (736,051)             (6,377)
   Proceeds from sales of fixed assets excluding equipment leased
     to others                                                                33,066         27,359                 237
   Proceeds from sales of equipment leased to others                         217,215        197,656               1,712
   Purchases of marketable securities and security investments              (373,788)      (666,807)             (5,777)
   Proceeds from sales of and maturity of marketable securities and
     security investments                                                    437,963        445,226               3,857
   Payments for additional investments in affiliated companies,
     net of cash acquired                                                     (1,481)            --                  --
   Changes in investments and other assets, and other                        (28,336)       (28,398)               (246)
                                                                      --------------  -------------   -----------------
             Net cash used in investing activities                        (1,721,174)    (2,160,817)            (18,720)
                                                                      --------------  -------------   -----------------

Cash flows from financing activities
  Purchases of common stock                                                 (160,987)       (98,252)               (851)
  Proceeds from issuance of long-term debt                                 1,435,422      1,612,953              13,973
  Payments of long-term debt                                                (857,903)    (1,048,897)             (9,087)
  Increase in short-term borrowings                                          232,634        353,206               3,060
  Dividends paid                                                            (178,296)      (223,856)             (1,939)
                                                                      --------------  -------------   -----------------
            Net cash provided by financing activities                        470,870        595,154               5,156
                                                                      --------------  -------------   -----------------

Effect of exchange rate changes on cash and cash equivalents                  16,305            463                   4
                                                                      --------------  -------------   -----------------
Net increase in cash and cash equivalents                                    336,994        111,250                 964
Cash and cash equivalents at beginning of period                           1,569,387      1,900,379              16,463
                                                                      --------------  -------------   -----------------
Cash and cash equivalents at end of period                            (Y)  1,906,381  (Y) 2,011,629   $          17,427
                                                                      ==============  =============   =================


              The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.    Basis of preparation:

      The accompanying semi-annual condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of September 30, 2007, and for the six-month periods ended September 30, 2006 and 2007, respectively, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements. The semi-annual condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2007. The semi-annual condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at those dates. The consolidated results for six-month periods are not necessarily indicative of results to be expected for the full year.

2.    Nature of operations:

      The parent company and its subisidiaries (collectively "Toyota") are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides financing, vehicle and equipment leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota.

3.    Summary of significant accounting policies:

      The parent company and its subsidiaries in Japan maintain their records and prepare their semi-annual condensed financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying semi-annual condensed consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

      Significant accounting policies after reflecting adjustments for the above are as follows:

      Basis of consolidation and accounting for investments in affiliated companies -
      The semi-annual condensed consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R) Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51 are included in the semi-annual condensed consolidated financial statements, if applicable.

      Estimates -
      The preparation of Toyota's semi-annual condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the semi-annual consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, pension costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

      Translation of foreign currencies -
      All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the appropriate period-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

      Foreign currency receivables and payables are translated at appropriate period-end current exchange rates and the resulting transaction gains or losses are recorded in operations currently.

      Revenue recognition -
      Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

      Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

      Revenues from the sales of vehicles under which Toyota conditionally guarantees the minimum resale value are recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Revenues from retail financing contracts and finance leases are recognized using the effective yield method. Revenues from operating leases are recognized on a straight-line basis over the lease term.

      Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

      Other costs -
      Advertising and sales promotion costs are expensed as incurred. Advertising costs were (Y)199,098 million and (Y)215,454 million ($1,867 million) for the six-month periods ended September 30, 2006 and 2007, respectively.

      Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from suppliers.

      Research and development costs are expensed as incurred and (Y)393,222 million and (Y)446,316 million ($3,867 million) were recorded for the six-month periods ended September 30, 2006 and 2007, respectively.

      Cash and cash equivalents -
      Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value resulting from changes in interest rates.

      Marketable securities -
      Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Individual securities classified as available-for-sale are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

      Security investments in non-public companies -
      Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

      Finance receivables -
      Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

      Allowance for credit losses -
      Allowance for credit losses is established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

      Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

      Allowance for residual value losses -
      Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

      The  allowance  for  residual   value  losses  is  maintained  in  amounts
      considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

      Inventories -
      Inventories are valued at cost, not in excess of market value, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiaries which is determined on the "specific identification" basis or the "last-in, first-out" ("LIFO") basis. Inventories valued on the LIFO basis totaled (Y)357,055 million and
      (Y)285,975 million ($2,477 million) at March 31, 2007 and September 30, 2007, respectively. Had the "first-in, first-out" basis been used for those subsidiaries using the LIFO basis, inventories would have been
      (Y)13,780 million and (Y)28,237 million ($245 million) higher than reported at March 31, 2007 and September 30, 2007, respectively.

      Property, plant and equipment -
      Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 2 to 65 years for buildings and from 2 to 20 years for machinery and equipment.

      Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally 5 years, to the estimated residual value.

      Long-lived assets -
      Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flow expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the asset over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

      Goodwill and intangible assets -
      Goodwill is not material to Toyota's semi-annual consolidated balance sheets.

      Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flow used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by the difference between the fair value of the asset using a discounted cash flow valuation method and the current book value.

      Employee benefit obligations -
      Toyota has both defined benefit and defined contribution plans for employees' retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial Accounting Standard ("FAS") No. 87 Employers' accounting for pensions. Toyota adopted the provisions regarding recognition of funded status and disclosure under FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158") as of March 31, 2007.
      Under the provisions of FAS 158, the overfunded or underfunded status of the defined benefit postretirement plans is recognized on the semi-annual consolidated balance sheets as prepaid pension and severance costs or accrued pension and severance costs, and the funded status change is recognized in the period in which it occurs through comprehensive income. Prior to the adoption of FAS 158, a minimum pension liability had been recorded for plans where the accumulated benefit obligation net of plan assets exceeded the accrued pension and severance costs. After the adoption of FAS 158, a minimum pension liability is not recorded.

      Environmental matters -
      Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and the expertise of the various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

      Income taxes -
      The provision for income taxes is computed based on the pretax income included in the semi-annual consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

      Derivative financial instruments -
      Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swaps and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

      Net income per share -
      Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per common share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

      Stock-based compensation -
      Toyota measures compensation expense for its stock-based compensation plan based on the grant-date fair value of the award. Toyota accounts for the stock-based compensation plans in accordance with FAS No. 123(R), Share - Based Payment (revised 2004) .

      Other comprehensive income -
      Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments attributed to pension liabilities or minimum pension liabilities associated with Toyota's defined benefit pension plans.

      Accounting changes -
      In February 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 155, Accounting for Certain Hybrid Instruments ("FAS 155"), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). The Statement also subjects beneficial interests issued by securitization vehicles to the requirements of FAS 133. Toyota

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      adopted FAS 155 from the fiscal year begun after September 15, 2006. The adoption of FAS 155 did not have material impact on Toyota's consolidated financial statements.

      In March 2006, FASB issued FAS No. 156, Accounting for Servicing of Financial Assets ("FAS 156"), which amends FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 140"), with respect to the accounting for separately recognized servicing assets and servicing liabilities. Toyota adopted FAS 156 from the fiscal year begun after September 15, 2006. The adoption of FAS 156 did not have material impact on Toyota's consolidated financial statements.

      In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions and requires a company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. Toyota adopted FIN 48 from the fiscal year begun after December 15, 2006. The adoption of FIN 48 did not have material impact on Toyota's consolidated financial statements.

      Recent pronouncements to be adopted in future periods -
      In September 2006, FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands the scope of disclosures on fair value measurements. FAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007 and interim period within the fiscal year. Management is evaluating the impact of adopting FAS 157 on Toyota's consolidated financial statements.

      In September 2006, FASB issued FAS 158. FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. This provision in FAS 158 regarding a measurement date is effective for fiscal year ending after December 15, 2008. Management is evaluating the impact of adopting this provision on Toyota's consolidated financial statements.

      In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("FAS 159). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. FAS 159 is effective for fiscal year beginning after November 15, 2007. Management is evaluating the impact of adopting FAS 159 on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Reclassifications -
      Certain prior year amounts have been reclassified to conform to the presentations for the six-month period ended September 30, 2007.

4.    U.S. dollar amounts:

      U.S. dollar amounts presented in the semi-annual condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of (Y)115.43 = U.S. $1, the approximate current exchange rate at September 30, 2007, was used for the translation of the accompanying semi-annual consolidated financial statements as of and for the six-month period ended September 30, 2007.


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
----------------------------------------------------------------------------------------

5.    Marketable securities and other securities investments:

      Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

                                                      Yen in millions
                                --------------------------------------------------------
                                                       March 31, 2007
                                --------------------------------------------------------
                                                  Gross         Gross
                                                unrealized    unrealized       Fair
                                    Cost          gains         losses        value
                                -------------  ------------  ------------  -------------
   Available-for-sale
      Debt securities           (Y) 2,454,283  (Y)   18,141  (Y)   12,172  (Y) 2,460,252
      Equity securities               859,628       821,518         1,259      1,679,887
                                -------------  ------------  ------------  -------------
          Total                 (Y) 3,313,911  (Y)  839,659  (Y)   13,431  (Y) 4,140,139
                                =============  ============  ============  =============

   Securities not practicable
    to determine fair value
      Debt securities           (Y)    24,322
      Equity securities               100,854
                                -------------
          Total                 (Y)   125,176
                                =============
                                                      Yen in millions
                                --------------------------------------------------------
                                                     September 30, 2007
                                --------------------------------------------------------
                                                  Gross         Gross
                                                unrealized    unrealized       Fair
                                    Cost          gains         losses        value
                                -------------  ------------  ------------  -------------
   Available-for-sale
      Debt securities           (Y) 2,625,381  (Y)   31,155  (Y)    5,821  (Y) 2,650,715
      Equity securities               872,317       652,304         6,829      1,517,792
                                -------------  ------------  ------------  -------------
          Total                 (Y) 3,497,698  (Y)  683,459  (Y)   12,650  (Y) 4,168,507
                                =============  ============  ============  =============

   Securities not practicable
    to determine fair value
      Debt securities           (Y)    25,828
      Equity securities               110,736
                                -------------
          Total                 (Y)   136,564
                                =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
----------------------------------------------------------------------------------------

                                               U.S. dollars in millions
                                --------------------------------------------------------
                                                 September 30, 2007
                                --------------------------------------------------------
                                                  Gross         Gross
                                                unrealized    unrealized       Fair
                                    Cost          gains         losses        value
                                -------------  ------------  ------------  -------------
   Available-for-sale
      Debt securities           $      22,744  $        270  $         50  $      22,964
      Equity securities                 7,557         5,651            59         13,149
                                -------------  ------------  ------------  -------------
          Total                 $      30,301  $      5,921  $        109  $      36,113
                                =============  ============  ============  =============

   Securities not practicable
    to determine fair value
      Debt securities           $        224
      Equity securities                  959
                                -------------
          Total                 $      1,183
                                =============

      Unrealized losses continuing over a 12 month period in the aggregate were not material at March 31, 2007 and September 30, 2007.


      In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments" and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the carrying value of the investment is written-down by the impaired amount and the losses are recognized currently in operations.


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------------------

6.    Vehicles and equipment on operating leases:

      Vehicles and equipment on operating leases consist of the following:

                                                                            U.S. dollars in
                                                     Yen in millions           millions
                                              ----------------------------  ---------------

                                                 March 31,   September 30,   September 30,
                                                   2007          2007            2007
                                              -------------  -------------  ---------------
      Vehicles                                (Y) 3,202,674  (Y) 3,313,466  $        28,705
      Equipment                                     106,663        109,150              946
                                              -------------  -------------  ---------------
                                                  3,309,337      3,422,616           29,651

      Less - Accumulated depreciation              (763,485)      (804,877)          (6,973)
                                              -------------  -------------  ---------------

                Vehicles and equipment on
                  operating leases, net       (Y) 2,545,852  (Y) 2,617,739  $        22,678
                                              =============  =============  ===============

      Rental  income  from  vehicles  and  equipment  on  operating  leases were
      (Y)198,514 million and (Y)293,912 million ($2,546 million) for the six-month periods ended September 30, 2006 and 2007, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

        12-month periods ending                               U.S. dollars
             September 30:              Yen in millions       in millions
        -----------------------         ---------------      -------------
                 2008                   (Y)     570,227      $       4,940
                 2009                           404,531              3,505
                 2010                           211,436              1,832
                 2011                            66,195                573
                 2012                            14,296                124
              Thereafter                          9,015                 78
                                        ---------------      -------------
      Total minimum future rentals      (Y)   1,275,700      $      11,052
                                        ===============      =============

      The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

7.    Derivative financial instruments:

      Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

      Fair value hedges -
      Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

      For the six-month periods ended September 30, 2006 and 2007, the ineffective portions of Toyota's fair value hedge relationships, which are included in cost of financing operations, were not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

      Undesignated derivative financial instruments -
      Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income together with realized gains or losses on those derivative instruments.


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------------------

8.    Lease commitments:

      Toyota leases certain assets under capital lease and operating lease arrangements.

      An analysis of leased assets under capital leases is as follows:

                                                                              U.S. dollars
                                                     Yen in millions          in millions
                                              ----------------------------  ---------------
                                                 March 31,   September 30,   September 30,
                  Class of property                2007           2007            2007
      --------------------------------------  -------------  -------------  ---------------
      Building                                (Y)    13,560  (Y)    11,540  $           100
      Machinery and equipment                       147,926        151,033            1,309
      Less - Accumulated depreciation              (126,178)      (129,356)          (1,121)
                                              -------------  -------------  ---------------
                                              (Y)    35,308  (Y)    33,217  $           288
                                              =============  =============  ===============

      Amortization expenses under capital leases for the six-month periods ended September 30, 2006 and 2007 were (Y)5,549 million and (Y)3,759 million ($33 million), respectively.

      Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2007 are as follows:

                                                       Yen       U.S. dollars
       12-month periods ending September 30        in millions    in millions
      --------------------------------------      -------------  -------------

        2008                                      (Y)     9,957  $         86
        2009                                              9,174            79
        2010                                             25,871           224
        2011                                              1,581            14
        2012                                              1,105            10
        Thereafter                                          981             9
                                                  -------------  ------------
           Total minimum lease payments                  48,669           422
      Less - Amount representing interest                (3,750)          (33)
                                                  -------------  ------------
               Present value of net minimum
                 lease payments                          44,919           389
      Less - Current obligations                         (9,124)          (79)
                                                  -------------  ------------
                Long-term capital lease
                  obligations                     (Y)    35,795  $        310
                                                  =============  ============

      Rental expenses under operating leases for the six-month periods ended September 30, 2006 and 2007 were (Y)56,553 million and (Y)56,220 million ($487 million), respectively.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2007 are as follows:

                                                       Yen       U.S. dollars
       12-month periods ending September 30        in millions    in millions
      --------------------------------------      -------------  ------------

        2008                                      (Y)    10,891  $         94
        2009                                              8,747            76
        2010                                              7,367            64
        2011                                              5,833            50
        2012                                              4,369            38
        Thereafter                                       17,189           149
                                                  -------------  ------------
           Total minimum future rentals           (Y)    54,396  $        471
                                                  =============  ============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9. Other commitments and contingencies, concentrations and factors that may affect future operations:

      Commitments outstanding at September 30, 2007 for the purchase of property, plant and equipment and other assets totaled (Y)185,263 million ($1,605 million).

      Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match the maturity of installment payments, and at September 30, 2007 range from 1 month to 35 years. However, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantees primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2007 is (Y)1,390,491 million ($12,046 million). Liabilities for guarantees totaling (Y)3,864 million ($33 million) have been provided as of September 30, 2007. Under these guarantee contracts, Toyota is entitled to recover any amount paid by it from the customers whose obligations it guaranteed.

      In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan, BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of April 1, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively.

      The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii) dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and Toyota has responded to the plaintiff's discovery requests. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs at the end of February 2006. The settlement agreement is pending the approval of the federal district court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions against Toyota in the federal district court as well as all state courts and all related actions will be closed.

      Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

      In October 2000, the European Union brought into effect a directive that requires member states to promulgate regulations implementing the following: (i) automotive manufacturers shall bear all or a significant part of the costs for taking back end-of-life vehicles sold after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, this requirement became applicable to vehicles sold before July 1, 2002 as well; (ii) automotive manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) certified vehicle models sold after December 15, 2008 shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. A law to implement the directive came into effect in all member states including Bulgaria and Romania which joined the European Union in January 2007. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.

      In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related economic operators establish adequate used vehicle collection and treatment facilities and to ensure that hazardous materials and recyclable

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      parts are removed from vehicles prior to shredding. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive.

      Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of September 30, 2007. Depending on the legislation that will be enacted subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

      Toyota purchases materials that are equivalent to approximately 10% of material costs from a supplier which is an affiliated company.

      The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2008.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.   Segment data:

      The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

      The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

      The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination as of March 31, 2007 and September 30, 2007 and for the six-month period ended September 30, 2006 and 2007.


      Segment operating results and assets -
      As of March 31, 2007 and for the six-month period ended September 30, 2006:


                                                                Yen in millions
                                 -------------------------------------------------------------------------------
                                                                                  Inter-segment
                                                                                  Elimination/
                                                    Financial                     Unallocated
                                   Automotive        Services       All Other        Amount        Consolidated
                                 --------------   -------------   --------------  -------------   --------------
Net revenues
 Sales to external customers     (Y) 10,477,115   (Y)   588,711   (Y)   406,063   (Y)        --   (Y) 11,471,889
 Inter-segment sales and
   transfers                              7,135          10,758         236,123        (254,016)              --
                                 --------------   -------------   -------------   -------------   --------------
     Total                           10,484,250         599,469         642,186        (254,016)      11,471,889

 Operating expenses                   9,492,133         519,542         621,178        (254,389)      10,378,464
                                 --------------   -------------   -------------   -------------   --------------
 Operating income                (Y)    992,117   (Y)    79,927   (Y)    21,008   (Y)       373   (Y)  1,093,425
                                 ==============   =============   =============   =============   ==============

 Assets*                         (Y) 13,297,362   (Y)13,735,434   (Y) 1,459,965   (Y) 4,082,018   (Y) 32,574,779
 Investment in equity method
   investees*                         1,664,938         303,271              --          59,072        2,027,281
 Depreciation expenses                  453,713         188,253          13,993              --          655,959
 Capital expenditure                    713,706         699,063          21,032          39,450        1,473,251

* Representing figures as of March 31, 2007


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
----------------------------------------------------------------------------------------------------------------

      As of and for the six-month period ended September 30, 2007:

                                                                Yen in millions
                                 -------------------------------------------------------------------------------
                                                                                  Inter-segment
                                                                                  Elimination/
                                                    Financial                     Unallocated
                                   Automotive        Services       All Other        Amount        Consolidated
                                 --------------   -------------   --------------  -------------   --------------
Net revenues
 Sales to external customers     (Y) 11,931,701   (Y)   770,550   (Y)   309,958   (Y)        --   (Y) 13,012,209
 Inter-segment sales and
   transfers                              7,937          14,766         304,017        (326,720)              --
                                 --------------   -------------   -------------   -------------   --------------
     Total                           11,939,638         785,316         613,975        (326,720)      13,012,209

 Operating expenses                  10,758,006         707,508         603,864        (329,333)      11,740,045
                                 --------------   -------------   -------------   -------------   --------------
 Operating income                (Y)  1,181,632   (Y)    77,808   (Y)    10,111   (Y)     2,613   (Y)  1,272,164
                                 ==============   =============   =============   =============   ==============

 Assets                          (Y) 13,638,537   (Y)14,736,435   (Y) 1,403,537   (Y) 4,112,172   (Y) 33,890,681
 Investment in equity method
   investees                          1,765,769         295,817              --          62,965        2,124,551
 Depreciation expenses                  508,161         232,296          13,857              --          754,314
 Capital expenditure                    659,602         672,250          26,146          65,621        1,423,619


                                                           U.S. dollars in millions
                                 -------------------------------------------------------------------------------
                                                                                  Inter-segment
                                                                                  Elimination/
                                                    Financial                     Unallocated
                                   Automotive        Services       All Other        Amount        Consolidated
                                 --------------   -------------   --------------  -------------   --------------
Net revenues
 Sales to external customers     $      103,367   $       6,675   $       2,686   $          --   $      112,728
 Inter-segment sales and
   transfers                                 69             128           2,633          (2,830)              --
                                 --------------   -------------   -------------   -------------   --------------
     Total                              103,436           6,803           5,319          (2,830)         112,728

 Operating expenses                      93,199           6,129           5,232          (2,853)         101,707
                                 --------------   -------------   -------------   -------------   --------------
 Operating income                $       10,237   $         674   $          87   $          23   $       11,021
                                 ==============   =============   =============   =============   ==============

 Assets                          $      118,154   $     127,666   $      12,159   $      35,625   $      293,604
 Investment in equity method
   investees                             15,297           2,563              --             546           18,406
 Depreciation expenses                    4,402           2,013             120              --            6,535
 Capital expenditure                      5,714           5,824             227             568           12,333


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------

      Geographic Information -
      As of March 31, 2007 and for the six-month period ended September 30, 2006:

                                                                 Yen in millions
                  ---------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                      Japan      North America        Europe           Asia          Other            Amount       Consolidated
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
Net revenues
  Sales to
   external
   customers      (Y) 3,837,248  (Y)  4,241,265   (Y) 1,605,637   (Y)   915,286   (Y)   872,453   (Y)         --   (Y) 11,471,889
  Inter-segment
   sales and
   transfers          3,173,016         103,321          77,026         109,438          96,061       (3,558,862)              --
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Total               7,010,264       4,344,586       1,682,663       1,024,724         968,514       (3,558,862)      11,471,889

  Operating
   expenses           6,325,868       4,094,070       1,616,637         963,418         932,441       (3,553,970)      10,378,464
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Operating       (Y)   684,396  (Y)    250,516   (Y)    66,026   (Y)    61,306   (Y)    36,073   (Y)     (4,892)  (Y)  1,093,425
   income         =============  ==============   =============   =============   =============   ==============   ==============

  Assets*         (Y)12,992,379  (Y) 10,890,157   (Y) 2,917,183   (Y) 1,563,742   (Y) 1,575,255   (Y)  2,636,063   (Y) 32,574,779
  Long-lived
   assets*            3,558,695       2,931,037         794,984         466,338         309,465               --        8,060,519

* Representing figures as of March 31, 2007

      As of and for the six-month period ended September 30, 2007:

                                                                 Yen in millions
                  ---------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                      Japan      North America        Europe           Asia          Other            Amount       Consolidated
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
Net revenues
  Sales to
   external
   customers      (Y) 3,909,716  (Y)  4,816,838   (Y) 1,949,511   (Y) 1,339,203   (Y)   996,941   (Y)         --   (Y) 13,012,209
  Inter-segment
   sales and
   transfers          3,407,116          93,076          71,133         166,112         131,940       (3,869,377)              --
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Total               7,316,832       4,909,914       2,020,644       1,505,315       1,128,881       (3,869,377)      13,012,209

  Operating
   expenses           6,543,467       4,655,813       1,952,338       1,388,559       1,057,175       (3,857,307)      11,740,045
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Operating       (Y)   773,365  (Y)    254,101   (Y)    68,306   (Y)   116,756   (Y)    71,706   (Y)    (12,070)  (Y)  1,272,164
   income         =============  ==============   =============   =============   =============   ==============   ==============

  Assets          (Y)12,882,750  (Y) 11,779,213   (Y) 3,068,742   (Y) 1,759,245   (Y) 1,746,929   (Y)  2,653,802   (Y) 33,890,681
  Long-lived
   assets             3,509,591       3,110,239         800,603         476,189         327,517               --        8,224,139


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------------------

                                                             U.S. dollars in millions
                  ---------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                      Japan      North America       Europe           Asia           Other             Amount       Consolidated
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
Net revenues
  Sales to
   external
   customers      $      33,871  $       41,729   $      16,889   $      11,602   $       8,637   $           --   $      112,728
  Inter-segment
   sales and
   transfers             29,517             807             616           1,439           1,143          (33,522)              --
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Total                  63,388          42,536          17,505          13,041           9,780          (33,522)         112,728

  Operating
   expenses              56,688          40,335          16,913          12,029           9,159          (33,417)         101,707
                  -------------  --------------   -------------   -------------   -------------   --------------   --------------
  Operating       $       6,700  $        2,201   $         592   $       1,012   $         621   $         (105)  $       11,021
   income         =============  ==============   =============   =============   =============   ==============   ==============

  Assets          $     111,607  $      102,046   $      26,585   $      15,241   $      15,134   $       22,991   $      293,604
  Long-lived
   assets                30,405          26,945           6,936           4,125           2,837               --           71,248

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Revenues are attributed to geographic regions based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

      None of the countries in Others is material with respect to revenues, operating expenses, operating income, assets and long-lived assets.

      Unallocated amounts included in assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were (Y)4,758,410 million and
      (Y)4,804,304 million ($41,621 million) as of March 31, 2007 and September 30, 2007, respectively.

      Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

      Overseas Revenues by destination -
      The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), Toyota discloses this information in order to provide readers of the financial statement with valuable information.

                                                           U.S. dollars in
                             Yen in millions                   millions
                          ------------------------------   -----------------
                                                           For the six-month
                          For the six-month period ended     period ended
                                    September 30,            September 30,
                          ------------------------------   -----------------
                                2006            2007            2007
                          --------------   -------------   -----------------

      North America       (Y)  4,347,221   (Y) 4,997,523   $         43,295
      Europe                   1,579,817       1,900,711             16,466
      Asia                     1,013,224       1,449,529             12,558
      Other                    1,616,709       1,759,570             15,244


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------

      Certain financial statement data on non-financial services and financial services business -

      The financial data below presents separately Toyota's non-financial services and financial services businesses.

Balance sheets -

                                                                                        U.S. dollars
                                                              Yen in millions           in millions
                                                    --------------------------------    -------------
                                                        March 31,     September 30,     September 30,
                                                          2007             2007              2007
                                                    ---------------   --------------    -------------
Non-Financial Services Businesses
   Current assets
      Cash and cash equivalents                     (Y)   1,714,722   (Y)  1,720,645    $      14,906
      Marketable securities                                 433,434          538,217            4,663
      Trade accounts and notes receivable,
        less allowance for doubtful accounts              2,044,729        1,937,483           16,785
      Inventories                                         1,803,956        1,917,129           16,609
      Prepaid expenses and other current assets           1,617,554        1,752,521           15,182
                                                    ---------------   --------------    -------------
       Total current assets                               7,614,395        7,865,995           68,145
                                                    ---------------   --------------    -------------
   Investments and other assets                           6,464,204        6,470,139           56,052
   Property, plant and equipment                          5,689,383        5,778,291           50,059
                                                    ---------------   --------------    -------------
       Total Non-Financial Services Businesses
         assets                                          19,767,982       20,114,425          174,256
                                                    ---------------   --------------    -------------
Financial Services Businesses
   Current assets
      Cash and cash equivalents                             185,657          290,984            2,521
      Marketable securities                                   2,029            7,938               69
      Finance receivables, net                            4,036,363        4,242,137           36,751
      Prepaid expenses and other current assets             742,040          844,973            7,320
                                                    ---------------   --------------    -------------
       Total current assets                               4,966,089        5,386,032           46,661
                                                    ---------------   --------------    -------------
   Noncurrent finance receivables, net                    5,694,733        6,172,484           53,474
   Investments and other assets                             703,476          732,071            6,342
   Property, plant and equipment                          2,371,136        2,445,848           21,189
                                                    ---------------   --------------    -------------

       Total Financial Services Businesses assets        13,735,434       14,736,435          127,666
                                                    ---------------   --------------    -------------
   Eliminations                                            (928,637)        (960,179)          (8,318)
                                                    ---------------   --------------    -------------
       Total assets                                 (Y)  32,574,779   (Y) 33,890,681    $     293,604
                                                    ===============   ==============    =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------

                                                                                        U.S. dollars
                                                              Yen in millions           in millions
                                                    --------------------------------    -------------
                                                        March 31,     September 30,     September 30,
                                                          2007             2007              2007
                                                    ---------------   --------------    -------------
Non-Financial Services Businesses
   Current liabilities
      Short-term borrowings                         (Y)     726,822   (Y)    800,191    $       6,932
      Current portion of long-term debt                     249,750          335,985            2,911
      Accounts payable                                    2,212,598        2,107,100           18,254
      Accrued expenses                                    1,537,918        1,519,814           13,167
      Income taxes payable                                  404,388          307,809            2,667
      Other current liabilities                           1,258,905        1,227,945           10,638
                                                    ---------------   --------------    -------------
       Total current liabilities                          6,390,381        6,298,844           54,569
                                                    ---------------   --------------    -------------
   Long-term liabilities
      Long-term debt                                        537,887          420,478            3,642
      Accrued pension and severance costs                   636,221          619,272            5,365
      Other long-term liabilities                           976,488        1,022,686            8,860
                                                    ---------------   --------------    -------------
       Total long-term liabilities                        2,150,596        2,062,436           17,867
                                                    ---------------   --------------    -------------
       Total Non-Financial Services Businesses
        liabilities                                       8,540,977        8,361,280           72,436
                                                    ---------------   --------------    -------------
Financial Services Businesses
   Current liabilities
      Short-term borrowings                               3,404,713        3,689,453           31,963
      Current portion of long-term debt                   2,189,367        2,580,708           22,357
      Accounts payable                                       16,286           19,457              169
      Accrued expenses                                      135,106          166,347            1,441
      Income taxes payable                                   16,808            6,286               54
      Other current liabilities                             417,457          468,734            4,061
                                                    ---------------   --------------    -------------
       Total current liabilities                          6,179,737        6,930,985           60,045
                                                    ---------------   --------------    -------------
   Long-term liabilities
      Long-term debt                                      5,851,882        6,013,255           52,095
      Accrued pension and severance costs                     4,365            4,766               41
      Other long-term liabilities                           462,614          508,698            4,407
                                                    ---------------   --------------    -------------
       Total long-term liabilities                        6,318,861        6,526,719           56,543
                                                    ---------------   --------------    -------------
       Total Financial Services Businesses
         liabilities                                     12,498,598       13,457,704          116,588
                                                    ---------------   --------------    -------------
   Eliminations                                            (929,132)        (960,669)          (8,323)
                                                    ---------------   --------------    -------------
       Total liabilities                                 20,110,443       20,858,315          180,701
                                                    ---------------   --------------    -------------
   Minority interest in consolidated subsidiaries           628,244          651,105            5,641
                                                    ---------------   --------------    -------------
   Shareholders' equity                                  11,836,092       12,381,261          107,262
                                                    ---------------   --------------    -------------
       Total liabilities and shareholders' equity   (Y)  32,574,779   (Y) 33,890,681    $     293,604
                                                    ===============   ==============    =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------

Statements of income -

                                                                                        U.S. dollars
                                                             Yen in millions             In millions
                                                    --------------------------------    -------------
                                                                                           For the
                                                                                          six-month
                                                    For the six-month periods ended     period ended
                                                                September 30,           September 30,
                                                    --------------------------------    -------------
                                                         2006              2007              2007
                                                    ---------------   --------------    -------------
Non-Financial Services Businesses
   Net revenues                                     (Y)  10,887,916   (Y) 12,246,417    $     106,094
                                                    ---------------   --------------    -------------
   Costs and expenses
      Cost of revenues                                    8,825,976       10,010,299           86,722
      Selling, general and administrative                 1,044,577        1,038,306            8,995
                                                    ---------------   --------------    -------------
        Total costs and expenses                          9,870,553       11,048,605           95,717
                                                    ---------------   --------------    -------------
   Operating income                                       1,017,363        1,197,812           10,377
                                                    ---------------   --------------    -------------
   Other income, net                                         73,739           91,381              792
                                                    ---------------   --------------    -------------

   Income before income taxes, minority interest and
     equity in earnings of affiliated companies           1,091,102        1,289,193           11,169
   Provision for income taxes                               429,595          495,579            4,294
                                                    ---------------   --------------    -------------
   Income before minority interest and equity in
     earnings of affiliated companies                       661,507          793,614            6,875
   Minority interest in consolidated subsidiaries           (20,969)         (39,468)            (342)
   Equity in earnings of affiliated companies                80,722          136,990            1,187
                                                    ---------------   --------------    -------------
   Net income- Non- Financial Services Businesses           721,260          891,136            7,720
                                                    ---------------   --------------    -------------

Financial Services Businesses
   Net revenues                                             599,469          785,316            6,803
                                                    ---------------   --------------    -------------
   Costs and expenses
      Cost of revenues                                      399,363          558,761            4,841
      Selling, general and administrative                   120,179          148,747            1,288
                                                    ---------------   --------------    -------------
        Total costs and expenses                            519,542          707,508            6,129
                                                    ---------------   --------------    -------------
   Operating income                                          79,927           77,808              674
                                                    ---------------   --------------    -------------
   Other expenses, net                                       (4,853)          (4,719)             (41)
                                                    ---------------   --------------    -------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies              75,074           73,089              633
   Provision for income taxes                                26,844           28,355              245
                                                    ---------------   --------------    -------------
   Income before minority interest and equity in
     earnings of affiliated companies                        48,230           44,734              388
   Minority interest in consolidated subsidiaries            (1,018)          (1,571)             (14)
   Equity in earnings of affiliated companies                 8,769            8,114               70
                                                    ---------------   --------------    -------------
   Net income- Financial Services Businesses                 55,981           51,277              444
                                                    ---------------   --------------    -------------
   Eliminations                                                 (25)              (3)              (0)
                                                    ---------------   --------------    -------------
   Net income                                       (Y)     777,216   (Y)    942,410    $       8,164
                                                    ===============   ==============    =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------

Statement of cash flows -

                                                                                        U.S. dollars
                                                             Yen in millions             in millions
                                                    --------------------------------    -------------
                                                                                           For the
                                                                                          six-month
                                                        For the six-month periods        period ended
                                                           ended September 30,          September 30,
                                                    --------------------------------    -------------
                                                          2006             2007             2007
                                                    ---------------   --------------    -------------
Non-Financial Services Businesses
 Cash flows from operating activities
   Net income                                       (Y)     721,260   (Y)    891,136    $       7,720
   Adjustments to reconcile net income to net cash
     provided by operating activities
      Depreciation                                          467,706          522,018            4,522
      Pension and severance costs, less payments            (11,975)         (17,153)            (148)
      Losses on disposal of fixed assets                     17,990           23,551              204
      Unrealized losses on available-for-sale
       securities, net                                        1,502            5,696               49
      Deferred income taxes                                  11,552           54,881              476
      Minority interest in consolidated subsidiaries         20,969           39,468              342
      Equity in earnings of affiliated companies            (80,722)        (136,990)          (1,187)
      Changes in operating assets and liabilities,
       and other                                             64,182         (166,210)          (1,440)
                                                    ---------------   --------------    -------------
          Net cash provided by operating activities       1,212,464        1,216,397           10,538
                                                    ---------------   --------------    -------------
 Cash flows from investing activities
   Additions to fixed assets excluding equipment
    leased to others                                       (703,926)        (683,627)          (5,922)
   Additions to equipment leased to others                  (70,262)         (67,742)            (587)
   Proceeds from sales of fixed assets excluding
    equipment leased to others                               29,641           23,578              204
   Proceeds from sales of equipment leased to others         52,178           36,608              317
   Purchases of marketable securities and security
    investments                                            (338,326)        (558,255)          (4,836)
   Proceeds from sales of and maturity of marketable
    securities and security investments                      406,282          356,419            3,088
   Payments for additional investments in affiliated
    companies, net of cash acquired                          (1,481)              --               --
   Changes in investments and other assets, and other       (64,212)         (31,824)            (276)
                                                    ---------------   --------------    -------------
          Net cash used in investing activities            (690,106)        (924,843)          (8,012)
                                                    ---------------   --------------    -------------
  Cash flows from financing activities
   Purchases of common stock                               (160,987)         (98,252)            (851)
   Proceeds from issuance of long-term debt                   7,369            6,157               53
   Payments of long-term debt                               (38,025)         (45,421)            (394)
   Increase in short-term borrowings                         40,035           68,707              595
   Dividends paid                                          (178,296)        (223,856)          (1,939)
                                                    ---------------   --------------    -------------
          Net cash used in financing activities            (329,904)        (292,665)          (2,536)
                                                    ---------------   --------------    -------------
 Effect of exchange rate changes on cash and cash
  equivalents                                                11,602            7,034               61
                                                    ---------------   --------------    -------------
 Net increase in cash and cash equivalents                  204,056            5,923               51
 Cash and cash equivalents at beginning of period         1,418,022        1,714,722           14,855
                                                    ---------------   --------------    -------------
 Cash and cash equivalents at end of period         (Y)   1,622,078   (Y)  1,720,645    $      14,906
                                                    ===============   ==============    =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------

                                                                                        U.S. dollars
                                                             Yen in millions             in millions
                                                    --------------------------------    -------------
                                                                                           For the
                                                                                          six-month
                                                        For the six-month periods        period ended
                                                           ended September 30,          September 30,
                                                    --------------------------------    -------------
                                                          2006             2007             2007
                                                    ---------------   --------------    -------------
Financial Services Businesses
 Cash flows from operating activities
   Net income                                       (Y)      55,981   (Y)     51,277    $         444
   Adjustments to reconcile net income to net cash
    provided by operating activities
      Depreciation                                          188,253          232,296            2,013
      Deferred income taxes                                  36,166           14,382              124
      Minority interest in consolidated subsidiaries          1,018            1,571               14
      Equity in earnings of affiliated companies             (8,769)          (8,114)             (70)
      Changes in operating assets and liabilities,
       and other                                              8,423          115,841            1,003
                                                    ---------------   --------------    -------------
          Net cash provided by operating activities         281,072          407,253            3,528
                                                    ---------------   --------------    -------------

 Cash flows from investing activities
   Additions to finance receivables                      (6,415,457)      (8,352,539)         (72,360)
   Collection of and proceeds from sales of finance
     receivables                                          5,963,923        7,704,089           66,743
   Additions to fixed assets excluding equipment
     leased to others                                        (4,437)          (3,941)             (34)
   Additions to equipment leased to others                 (694,626)        (668,309)          (5,790)
   Proceeds from sales of fixed assets excluding
     equipment leased to others                               3,425            3,781               33
   Proceeds from sales of equipment leased to others        165,037          161,048            1,395
   Purchases of marketable securities and security
     investments                                            (35,462)        (108,552)            (941)
   Proceeds from sales of and maturity of marketable
     securities and security investments                     31,681           88,807              769
   Changes in investments and other assets, and other         7,145            1,344               12
                                                    ---------------   --------------    -------------
          Net cash used in investing activities            (978,771)      (1,174,272)         (10,173)
                                                    ---------------   --------------    -------------
 Cash flows from financing activities
   Proceeds from issuance of long-term debt               1,428,183        1,614,045           13,983
   Payments of long-term debt                              (827,008)      (1,035,526)          (8,971)
   Increase in short-term borrowings                        234,247          300,398            2,603
                                                    ---------------   --------------    -------------
          Net cash provided by financing activities         835,422          878,917            7,615
                                                    ---------------   --------------    -------------
 Effect of exchange rate changes on cash and cash
   equivalents                                                4,703           (6,571)             (57)
                                                    ---------------   --------------    -------------
 Net increase in cash and cash equivalents                  142,426          105,327              913
 Cash and cash equivalents at beginning of period           151,365          185,657            1,608
                                                    ---------------   --------------    -------------
 Cash and cash equivalents at end of period         (Y)     293,791   (Y)    290,984    $       2,521
                                                    ===============   ==============    =============

Consolidated
 Effect of exchange rate changes on cash and cash
   equivalents                                      (Y)      16,305   (Y)        463    $           4
 Net increase in cash and cash equivalents                  336,994          111,250              964
 Cash and cash equivalents at beginning of period         1,569,387        1,900,379           16,463
                                                    ---------------   --------------    -------------
 Cash and cash equivalents at end of period         (Y)   1,906,381   (Y)  2,011,629    $      17,427
                                                    ===============   ==============    =============


TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
---------------------------------------------------------------------------------------------------------------------

11.   Per share amounts

      Reconciliations of the differences between basic and diluted net income per share for the six-month periods ended September 30, 2006 and 2007 are as follows:

                                                        Yen in           Thousands
                                                        millions         of shares          Yen          U.S. dollars
                                                    ---------------   --------------    -------------    ------------
                                                                         Weighted-       Net income       Net income
                                                       Net income     average shares      per share        per share
                                                    ---------------   --------------    -------------    ------------
       For the six-month period ended September
        30, 2006
       Basic net income per common share            (Y)     777,216        3,220,116    (Y)    241.36
        Effect of dilutive securities
          Assumed exercise of
            dilutive stock options                               (2)           1,472
                                                    ---------------   --------------    -------------
       Diluted net income per common share          (Y)     777,214        3,221,588    (Y)    241.25
                                                    ===============   ==============    =============
       For the six-month period ended
        September 30, 2007
      Basic net income per common share             (Y)     942,410        3,189,218    (Y)    295.50    $       2.56
        Effect of dilutive securities
          Assumed exercise of
            dilutive stock options                               (1)           1,697
                                                    ---------------   --------------    -------------    ------------
       Diluted net income per common share          (Y)     942,409        3,190,915    (Y)    295.34    $       2.56
                                                    ===============   ==============    =============    ============

      Certain stock options are not included in the computation of diluted net income per share for the six-month periods ended September 30, 2007 because the options' exercise prices were greater than the average market price per common share during the periods.

      The following table shows Toyota's net assets per share as of March 31, 2007 and September 30, 2007. Net assets per share amounts are calculated by dividing net assets' at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide readers of the financial statement with valuable information.


                                                        Yen in          Thousands
                                                       millions         of shares           Yen          U.S. dollars
                                                    ---------------   --------------    -------------    ------------
                                                                      Shares issued
                                                                           and
                                                                      outstanding
                                                                      at the end of
                                                                        the period
                                                                       (excluding        Net assets        Net assets
                                                      Net assets      treasury stock)     per share        per share
                                                    ---------------   --------------    -------------    ------------
          As of March 31, 2007                      (Y)  11,836,092        3,197,936    (Y)  3,701.17
          As of September 30, 2007                  (Y)  12,381,261        3,184,678    (Y)  3,887.76    $      33.68
